EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three and six months ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	July 31, 2020 $	January 31, 2020 $
Assets

Current assets
Cash	1,258,841	2,681,704
Cash – restricted (Note 7)	–	600,000
Amounts receivable	215,318	137,367
Promissory notes receivable (Notes 8 and 17)	434,005	–
Inventory (Note 9)	20,434	–
Prepaids and other current assets	100,431	61,467

Total current assets	2,029,029	3,480,538

Deposits	177,300	177,300
Property and equipment, net (Note 10)	542,868	540,245
Intangible assets, net (Note 11)	802,155	801,058
Right-of-use assets (Note 12)	3,093,022	3,251,638

Total assets	6,644,374	8,250,779

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	1,004,150	890,138
Due to related parties (Note 17)	–	1,788
Lease liability (Note 12)	13,669	68,138

Total current liabilities	1,017,819	960,064

Lease liability (Note 12)	3,267,044	4,634,154

Total liabilities	4,284,863	5,594,218

Shareholders’ Equity
Common shares (Note 13)	38,170,304	37,519,448
Common shares issuable (Note 13)	238,438	–
Reserves (Notes 14 and 15)	20,027,686	19,625,602
Accumulated other comprehensive income	79,608	172,027
Accumulated deficit	(56,156,525)	(54,660,516)

Total shareholders’ equity	2,359,511	2,656,561

Total liabilities and shareholders’ equity	6,644,374	8,250,779

Nature of operations and going concern (Note 1), commitments and contingencies (Note 19) and events after the reporting date (Note 24)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”                  Director

“Ralph Anthony Pullen”           Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Comprehensive Loss (unaudited)

(Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	July 31, 2020 $	July 31, 2019 $	July 31, 2020 $	July 31, 2019 $

Revenue	–	–	–	–

Expenses
Amortization and depreciation of equipment and intangible assets (Notes 10 and 11)	50,057	248,284	96,201	489,383
Amortization of right-of-use assets (Note 12)	(3,265)	106,059	15,562	209,557
Consulting fees	286,321	2,414,038	428,201	2,636,518
Finders fee expense	–	100,000	–	100,000
Foreign exchange loss (gain)	381	58,922	(46,204)	42,097
General and administrative	443,225	261,533	543,277	375,903
Lease liability expense (Note 12)	117,447	31,703	284,803	93,094
Licensing fees	–	39,903	–	79,866
Professional fees	417,773	284,594	802,250	631,596
Promotion and marketing	10,033	–	10,033	–
Repairs and maintenance	11,218	–	11,218	–
Research and development	(123)	70	31,648	59,487
Wages, salaries and employment expenses	175,498	697,201	628,109	1,202,257
Write-off of inventory	54,524	–	54,524	–

Total expenses	1,563,089	4,242,307	2,859,622	5,919,758

Loss from operations	(1,563,089)	(4,242,307)	(2,859,622)	(5,919,758)

Other income (expenses)
Accretion expense on convertible debentures	–	(121,769)	–	(294,000)
Interest expense	(817)	(15,698)	(817)	(134,303)
Interest income	265	–	265	–
Gain on abandonment of assets (Notes 4 and 12)	–	–	1,481,829	–
Loss on impairment of equipment (Note 10)	–	–	–	(3,901)
Other income	2,336	–	2,336	26,642
Settlement of legal claim (Note 19(a))	–	–	(120,000)	–

Total other income (expenses)	1,784	(137,467)	1,363,613	(405,562)

Net loss	(1,561,305)	(4,379,774)	(1,496,009)	(6,325,320)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	(14,714)	(108,150)	(92,419)	12,556

Net comprehensive loss	(1,576,019)	(4,487,924)	(1,588,428)	(6,312,764)

Net loss per share, basic and diluted	(0.09)	(0.28)	(0.09)	(0.49)

Weighted average shares outstanding, basic and diluted	17,223,576	15,765,619	17,216,442	12,919,941

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)

(Expressed in Canadian dollars)

	Common Shares		Common Shares		Accumulated Other Comprehensive Income - Foreign Currency
	Shares # (Note 22(g))	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Total $
Balance – January 31, 2019	9,689,966	21,395,999	10,000	17,038,202	123,065	(35,071,754)	3,495,512
Common shares issued for services (Notes 13(e), 13(g) and 13(i))	439,623	1,914,129	(10,000)	–	–	–	1,904,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 13(f))	169,032	338,065	–	–	–	–	338,065
Common shares issued for conversion of debentures (Note 13(j))	59,524	261,821	–	(11,821)	–	–	250,000
Common shares and warrants issued for cash (Note 13(h) and 13(i))	6,695,000	16,390,000	–	–	–	–	16,390,000
Common shares and warrants issued as share issue costs (Notes 13(h))	50,800	(99,804)	–	19,804	–	–	(80,000)
Share-based payments (Note 15)	–	–	–	567,367	–	–	567,367
Foreign currency translation adjustment of foreign operations	–	–	–	–	12,556	–	12,556
Net loss	–	–	–	–	–	(6,325,320)	(6,325,320)

Balance – July 31, 2019	17,103,945	40,200,210	–	17,613,552	135,621	(41,397,074)	16,552,309

Balance – January 31, 2020	17,208,112	37,519,448	–	19,625,602	172,027	(54,660,516)	2,656,561
Common shares issued/issuable for services (Note 13(a))	34,122	61,529	45,938	–	–	–	107,467
Common shares and warrants issued for cash, net (Notes 13(b) and 13(c))	358,493	589,327	–	61,376	–	–	650,703
Subscriptions received (Note 13(d))	–	–	192,500	–	–	–	192,500
Share-based payments (Note 15)	–	–	–	340,708	–	–	340,708
Foreign currency translation adjustment of foreign operations	–	–	–	–	(92,419)	–	(92,419)
Net loss	–	–	–	–	–	(1,496,009)	(1,496,009)

Balance – July 31, 2020	17,600,727	38,170,304	238,438	20,027,686	79,608	(56,156,525)	2,359,511

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)

(Expressed in Canadian dollars)

	Six Months Ended
	July 31, 2020 $	July 31, 2019 $
Operating activities

Net loss	(1,496,009)	(6,325,320)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation of equipment and intangible assets	96,201	489,383
Amortization of right-of-use assets	158,616	209,557
Common shares issued/issuable for services	107,467	1,884,129
Foreign exchange (gain) loss	(52,557)	7,455
Interest accretion	–	294,000
Gain on abandonment of assets	(1,481,829)	–
Loss on impairment of equipment	–	3,901
Share-based compensation	340,708	567,367
Changes in working capital accounts:
Amounts receivable	(77,908)	2,836
Prepaids and other current assets	(13,227)	(199,259)
Inventory	(20,434)	(1,441,600)
Accounts payable and accrued liabilities	415,326	119,728
Due to related parties	(1,788)	(273,809)
Deferred revenue	–	(159,612)
Net cash used in operating activities	(2,025,434)	(4,821,244)

Investing activities
Advancement of promissory notes	(434,005)	–
Cash acquired through acquisition	240	–
Purchase of equipment	(10,649)	–
Purchase of intangible assets	(88,466)	(432,923)
Net cash used in investing activities	(532,880)	(432,923)

Financing activities
Lease payments	(304,613)	(274,837)
Repayment of convertible debenture, net	–	(3,250,000)
Payment for debt modification	–	(250,000)
Proceeds from issuance of common shares and warrants, net	650,703	16,310,000
Repayment of promissory note	–	(24,000)
Subscriptions received	192,500	–
Net cash provided by financing activities	538,590	12,511,163

Effects of exchange rate changes on cash	(3,139)	10,742

Net change in cash	(2,022,863)	7,267,738
Cash – beginning of period	3,281,704	74,800

Cash – end of period	1,258,841	7,342,538

Supplemental cash flow disclosures (Note 16)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002.The Company is a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these condensed consolidated interim financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material.At July 31, 2020, the Company has not earned any revenue and has an accumulated deficit of $56,156,525. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)).Management intends to continue to pursue additional financing through issuances of equity.There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on the Company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2.	Significant Accounting Policies

(a)	Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB.They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2020 and should be read in conjunction with those audited consolidated financial statements.These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on September 28, 2020.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for cash that has been measured at fair value, and are presented in Canadian dollars.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

(c)	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company.  Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The consolidating entities include:

	% of
	ownership	Jurisdiction
BetterLife Pharma Inc.	Parent	Canada
Pivot Pharmaceuticals Manufacturing Corp.	100%	Canada
Blife Therapeutics Inc.	100%	Canada
12167573 Canada Ltd.	100%	Canada
Pivot Green Stream Health Solutions Inc. (dissolved January 2020)	100%	Canada
BetterLife Pharma US Inc.	100%	U.S.A.
Pivot Naturals, LLC (divested February 2020)	100%	U.S.A.
Thrudermic, LLC	100%	U.S.A.
BetterLife Europe Pharmaceuticals AG (formerly Pivot Europe Pharmaceuticals AG)	100%	Lichtenstein
Solmic AG	100%	Switzerland

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual audited consolidated financial statements for the year ended January 31, 2020.

(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its wholly-owned subsidiaries, Pivot Pharmaceuticals Manufacturing Corp. and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the wholly-owned U.S. subsidiaries, BetterLife Pharma US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar.The functional currency of the wholly-owned European subsidiaries, BetterLife Europe Pharmaceuticals AG and Solmic AG, is Swiss Francs.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date.  The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date.  The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period.  All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

(f)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at FVOCI will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

(g)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

3.	New Accounting Pronouncements

The following new accounting standards and interpretations have been adopted by the Company as of February 1, 2020.

(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 1. The adoption of IAS 1 had no significant impact on the Company’s condensed consolidated interim financial statements.

(b)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 8. The adoption of IAS 8 had no significant impact on the Company’s condensed consolidated interim financial statements.

4.	Settlement and Asset Abandonment

On February 13, 2020, the Company signed a Settlement Agreement and Release Agreement (“Settlement Agreement”) with two of its former employees in Pivot Naturals, LLC (“Pivot Naturals”) to settle the following legal matters:

•	A demand for arbitration filed by these former employees before the American Arbitration Association alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims; and

•	A suit filed in British Columbia by the Company against the former employees for declaratory relief and related matters concerning control and use of the Company’s assets.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

4.	Settlement and Asset Abandonment (continued)

Consideration for the Settlement Agreement included:

•	Assignment of Pivot Naturals to Goodbuzz Inc. as follows: 1) 80% of membership interest on the initial closing date (“Initial Closing Date”) (completed February 2020), and 2) 20% on a second closing date which is the earlier of April 30, 2020 and a date upon with certain conditions are met (“Second Closing Date”) (completed April 2020).

•	$264,660 (US$200,000) payment to be made as follows: 1) $165,413 (US$125,000) upon Initial Closing Date (completed in February 2020), and 2) $99,247 (US$75,000) upon Second Closing Date (completed in April 2020). An accrual for the $264,660 was made as at January 31, 2020.

•	Payment of the monthly lease due on the lease at 3595 Cadillac Avenue in California, U.S.A. for the months of February, March and April 2020 (completed in February 2020).

Together with the assignment of Pivot Naturals, the Company assigned its ROU asset related to its lease at 3595 Cadillac Avenue, which had been impaired at January 31, 2020, and extinguished accounts payable and accrued liabilities and obligations related to its lease (Note 12).  The following gain on abandonment of assets has been included in the condensed consolidated interim statement of comprehensive loss for the six months ended July 31, 2020:

Three Months Ended	July 31, 2020 $

Cash	(347)
Accounts payable and accrued liabilities	22,391
Lease liability	1,459,785

1,481,829

The Company evaluated the assignment of Pivot Naturals in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

5.	License and Lock-Up Agreements

On May 6, 2020, the Company entered into binding letter of intent to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment (the “Licensing Agreement”), from Altum Pharmaceuticals Inc. (“Altum”), a party related, at that date, by way of common officers.  Under the terms of the Licensing Agreement, on closing the Company will issue 1,000,000 common shares to Altum and grant to Altum 500,000 warrants to acquire an equivalent number of common shares at a price of $1.90 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trials.  In addition, subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, the Company will pay $5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000.  Closing is contingent on, among other things, the Company undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from a Canadian governmental research and technology organization.

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

5.	License and Lock-Up Agreements (continued)

On July 3, 2020, the Company signed an amalgamation agreement with Altum pursuant to which Altum will be amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), a wholly-owned subsidiary of the Company incorporated on June 30, 2020 for purposes of the Amalgamation.  Upon the close of the Amalgamation, the Company will issue such number of common shares equal to 100% of its outstanding common shares to shareholders of Altum such that, immediately upon completion of the Amalgamation, shareholders of Altum, in the aggregate, will hold an equal number of common shares of the Company as the shareholders of the Company hold in the aggregate.  In addition, each of Altum’s stock options will be exchanged for such number of the Company’s stock options as is determined using the share exchange ratio determined by reference to the exchange of the Altum’s common shares for common shares of the Company.

On August 31, 2020, the Company received ratification of the Amalgamation by the Canadian Securities Exchange and the Amalgamation closed on that date (Note 24(c)).  Neither the Company nor Altum has any further obligations under the Licensing Agreement.

6.	Asset Acquisition

On May 7, 2020, the Company acquired 100% of the outstanding common shares of Blife Therapeutics Inc. (formerly Opes Pharmaceuticals Inc.) (“Blife”) from Altum for $1.  The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Blife met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

Net assets acquired:	$

Cash	240
GST receivable	43

Net value of assets acquired	283

7.	Cash - Restricted

As at January 31, 2020, restricted cash included cash held at the Supreme Court of British Columbia pursuant to the claim from Green Stream Botanicals Corp. (Note 19(a)).  In July 2020, this claim was settled for $120,000 and $480,000 was released to the Company.

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

8.	Promissory Notes Receivable

	July 31, 2020 $	January 31, 2020 $

Promissory notes receivable	434,005	–

	434,005	–

On May 15, 2020, the Company issued a promissory note of US$200,000 to Altum, of which $254,005 (US$189,500) was advanced, to advance on clinical activities related to the clinical trials.  The promissory note is due on the earlier of (i) August 31, 2020, (ii) the termination of the Licensing Agreement (Note 5) or (iii) the second business day following the date that the Company demands repayment.

On July 27, 2020, the Company issued a promissory note of $1,000,000 to Altum, of which $180,000 was advanced, to advance on clinical activities related to the clinical trials.  The promissory note is due on the earlier of (i) September 15, 2020, (ii) the termination of the Licensing Agreement (Note 5) or (iii) the second business day following the date that the Company demands repayment.

If the License Agreement is completed in accordance with its terms, the promissory notes are non-interest bearing and the amounts outstanding shall offset (reduce) the amounts payable by the Company under the Licensing Agreement.  If the Licensing Agreement is not completed in accordance with its terms or if it is terminated,  Altum shall pay to the Company interest on the outstanding principal amount and on the amount of overdue interest thereon from time to time at the rate of 10% per annum.

On August 31, 2020, the Company completed the Amalgamation with Altum (Notes 5 and 24(c)) and Altum became a wholly-owned subsidiary of the Company.

9.	Inventory

	July 31, 2020 $	January 31, 2020 $

Raw materials	20,434	–

	20,434	–

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

10.	Property and Equipment

Cost	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	5,307	–	–	5,307
Additions	7,349	65,698	200,084	269,611	542,742
Impairment	–	(5,213)	–	–	(5,213)
Effect of foreign exchange rate changes	–	(94)	–	–	(94)

Balance, January 31, 2020	7,349	65,698	200,084	269,611	542,742
Addition	–	10,649	–	–	10,649
Effect of foreign exchange rate changes	–	849	–	–	849

Balance, July 31, 2020	7,349	77,196	200,084	269,611	554,240
Accumulated Depreciation

Balance, January 31, 2019	–	1,145	–	–	1,145
Depreciation	306	2,615	–	–	2,921
Impairment	–	(1,312)	–	–	(1,312)
Effect of foreign exchange rate changes	–	(257)	–	–	(257)

Balance, January 31, 2020	306	2,191	–	–	2,497
Depreciation	1,837	7,174	–	–	9,011
Effect of foreign exchange rate changes	–	(136)	–	–	(136)

Balance, July 31, 2020	2,143	9,229	–	–	11,372
Net book value, July 31, 2020	5,206	67,967	200,084	269,611	542,868
Net book value, January 31, 2020	7,043	63,507	200,084	269,611	540,245

During the six months ended July 31, 2019, the Company impaired equipment and recorded a loss on impairment of $3,901 within the condensed consolidated interim statements of comprehensive loss.  As at July 31, 2020, the Company has not begun amortizing its leasehold improvements and security system as these assets are not yet available for use.

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

11.	Intangible Assets

Cost	BiPhasix License $	Thrudermic Non-Patented Technology $	Solmic Patents $	RTIC Patents $	Total $

Balance, January 31, 2019	319,174	830,000	–	8,137,277	9,286,451
Impairment	–	–	–	(8,202,900)	(8,202,900)
Effect of foreign exchange rate changes	–	–	–	65,623	65,623

Balance, January 31, 2020	319,174	830,000	–	–	1,149,174
Addition	–	–	88,466	–	88,466

Balance, July 31, 2020	319,174	830,000	88,466	–	1,237,640

Accumulated Amortization and Impairment Losses

Balance, January 31, 2019	110,618	74,325	–	751,686	936,629
Amortization	80,173	83,000	–	820,290	983,463
Impairment	–	–	–	(1,577,654)	(1,577,654)
Effect of foreign exchange rate changes	–	–	–	5,678	5,678

Balance, January 31, 2020	190,791	157,325	–	–	348,116
Amortization	39,569	41,159	6,463	–	87,191
Effect of foreign exchange rate changes	–	–	178	–	178

Balance, July 31, 2020	230,360	198,484	6,641	–	435,485
Net book value, July 31, 2020	88,814	631,516	81,825	–	802,155
Net book value, January 31, 2020	128,383	672,675	–	–	801,058

Weighted average life remaining on intangible assets is 6.6 years.

BiPhasix License

On September 12, 2017, the Company entered into a licensing agreement with Altum, a party related, at that date, by way of common officers, whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of cannabinoids, cannabidiol and tetrahydrocannabinol products.  Consideration included:

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

11.	Intangible Assets (continued)

1)	Issuance of 250,000 common shares on September 12, 2017 valued at $319,174, which was recorded as an intangible asset with a corresponding credit to common shares;

2)	Issuance of 250,000 common shares of the Company upon Health Canada Natural Product Number approval (not yet issued as of the date of this report);

3)	Royalties on annual gross sales; and

4)

For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval. As of July 31, 2020, no milestones have been achieved.

Solmic Patents

On October 22, 2019, the Company entered into a contract to acquire SolMic AG (“Solmic AG”). Consideration for the acquisition included CHF 10,000 to be paid in cash (paid in March 2020).  In connection with the acquisition, the Company entered into an assignment agreement to assign a patented technology called “Solmic” (“Solmic Patents”) for payments totalling EUR 50,000 (completed in March 2020).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Solmic AG met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company has accounted for this transaction as an asset acquisition.

12.	Operating Leases

All the operating leases of the Company relate to building leases.

During the six months ended July 31, 2020, the Company’s lease at 3595 Cadillac Avenue in California, U.S.A was assigned together with the assignment of Pivot Naturals (Note 4). The related ROU asset was impaired at January 31, 2020 upon management’s decision to exit the US cannabis market and the related lease liability was extinguished during the six months ended July 31, 2020.

As of July 31, 2020, the Company is also a lessee in a lease at 285-295 Kesmark Street in Quebec, Canada, with expiry of April 30, 2025, and a sublessor in a sub-lease of 285 Kesmark Street.

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

12.	Operating Leases (continued)

Right-of-use Assets $

Balance, January 31, 2019	1,735,346
Additions	3,330,947
Disposal – ROU asset	(466,839)
Disposal – Accumulated amortization on ROU asset	339,519
Impairment of ROU asset	(1,276,779)
Amortization on ROU asset	(421,984)
Effect of foreign exchange rate changes	11,428

Balance, January 31, 2020	3,251,638
Amortization on ROU asset	(158,616)

Balance, July 31, 2020	3,093,022

During the six months ended July 31, 2020, the Company recorded $143,055 (2019 - $nil) of sub-lease income related to the sub-lease of 285 Kesmark Street, which has been offset against amortization on ROU asset in the condensed consolidated interim statements of comprehensive loss.

	Lease Liability $	Current $	Long-term $

Balance, January 31, 2019	1,776,115	(367,629)	1,408,486
Additions	3,246,553
Disposal	(118,200)
Lease liability expense	347,446
Lease payments	(559,580)
Effect of foreign exchange rate changes	9,958

Balance, January 31, 2020	4,702,292	(68,138)	4,634,154
Disposal	(1,474,092)
Lease liability expense	284,804
Lease payments	(304,613)
Effect of foreign exchange rate changes	72,322

Balance, July 31, 2020	3,280,713	(13,669)	3,267,044

Pursuant to the assignment of Pivot Naturals (Note 4), the Company extinguished its obligations related to its lease at 3595 Cadillac Avenue in California, U.S.A.  A gain on extinguishment of the lease liability totaling $1,474,092 is included in gain on abandonment of assets on the condensed consolidated interim statements of comprehensive loss.

17

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

12.	Operating Leases (continued)

The table below summarizes the remaining expected lease payments under the Company’s operating lease as of July 31, 2020:

Fiscal Years	$
2021	236,363
2022	504,956
2023	547,931
2024	590,906
2025	633,881
Thereafter	3,957,281
Less: imputed interest	(3,190,605)
Present value of operating lease liabilities	3,280,713

13.	Common Shares

Unlimited number of common shares without par value

In June 2020, the Company effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share.  During the six months ended July 31, 2020:

(a)

 On March 31, 2020, the Company issued 2,872 common shares, with fair value of $2,154, pursuant to the termination of an employment agreement. During the six months ended July 31, 2020, the Company issued 31,250 common shares, with fair value of $59,375, to a third party for services. As at July 31, 2020, 18,750 common shares, valued at $45,938, are issuable to a third party for services.

(b)	On July 31, 2020, the Company issued 358,493 units, consisting of one common share and one half of one share purchase warrant, at price of $1.90 per unit for gross proceeds of $681,137. Each share purchase warrant entitles the holder to purchase one common share at a price of $2.30 per share and has an expiry term of two (2) years.The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(c)	Pursuant to the private placement on July 31, 2020, finders’ fees consisted of cash payments of $30,434 and issuance of 32,216 share purchase warrants, valued at $61,376, entitling the holders to purchase one common share at a price of $2.30 per share and with an expiry term of two (2) years. Fair values of the agent warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(d)	In July 2020, the Company received subscription proceeds totaling $192,500, which have been recorded as common shares issuable at July 31, 2020 and issued subsequent to July 31, 2020 (Note 24(a)).

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

13.	Common Shares (continued)

During the six months ended July 31, 2019:

(e)	In March 2019, the Company issued 10,000 common shares, with fair value totalling $20,000, to a third party as a loan origination fee and 3,571 common shares, with fair value of $10,000, to a third party for services provided. Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably.

(f)	On March 23, 2019, the Company issued 100,000 common shares to a third party for settlement of accounts payable and 69,032 common shares to directors and officers to settle outstanding compensation. Losses on settlement of $60,000 and $34,315 have been recorded within consulting fees and wages, salaries and employment expenses, respectively, in the consolidated statements of comprehensive loss.

(g)	On April 8, 2019, the Company issued 6,052 common shares as an extension fee for an outstanding obligation.

(h)	On April 8, 2019, a private placement was closed for an aggregate of 695,000 units, consisting of one common share and one share purchase warrant, at price of $2.00 per unit, for gross proceeds of $1,390,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.00 per share and has an expiry term of three (3) years. Finders’ fees consisted of cash payments of $80,000 and issuance of 50,800 common shares and 10,800 share purchase warrants entitling the holders to purchase one common share at a price of $3.00 per share and with an expiry term of three (3) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(i)	On May 15, 2019, the first tranche of a private placement was closed for an aggregate of 4,613,200 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $11,533,000. On May 30, 2019, the last tranche of this private placement was closed for an aggregate of 1,386,800 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $3,467,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.50 per share (amended in May 2020 to $2.50) and has an expiry term of two (2) years. Pursuant to the private placement, the Company issued 420,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $3.50 per share and with an expiry term of two (2) years, as advisory fee.

(j)	On May 16, 2019, the Company issued 59,524 common shares pursuant to the conversion of $250,000 of convertible debentures.

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

14.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, January 31, 2019	848,605	6.18

Granted	7,125,800	3.45
Expired	(26,513)	(4.47)

Balance, January 31, 2020	7,947,892	3.74

Granted (Notes 13(b) and 13(c))	211,463	2.30

Balance, July 31, 2020	8,159,355	2.92

On May 7, 2020, the Company amended the exercise price of the following outstanding warrants that were issued pursuant to private placements completed in 2019:  1,386,800 warrants issued on May 30, 2019 and expiring on May 29, 2021, 4,613,200 warrants issued on May 15, 2019 and expiring on May 14, 2021 and 695,000 warrants issued on April 8, 2019 and expiring on March 16, 2022.  The exercise prices of these warrants have been amended to $2.50 per warrant.  Previous exercise prices were $3.00 and $3.50.

At July 31, 2020, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

17,241	17.40	March 1, 2021
335,325	6.00	September 21, 2021
800	6.00	October 1, 2021
90,726	6.00	October 18, 2021
378,000	6.00	October 22, 2021
695,000	2.50	March 16, 2022
10,800	3.00	March 16, 2022
4,613,200	2.50	May 14, 2021
1,386,800	2.50	May 29, 2021
420,000	3.50	May 29, 2021
211,463	2.30	July 30, 2022
8,159,355

15.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

15.	Long-term Incentive Plans (continued)

(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Balance, January 31, 2019	–
Granted	275,000

Balance, January 31, 2020	275,000
Granted	20,000

Balance, July 31, 2020	295,000

The fair value of share-based payment expense was determined using market value of the share price on grant date.  RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date.  At July 31, 2020, 258,333 RSUs were vested (January 31, 2020 – 83,334).  During the three and six months ended July 31, 2020, the Company recognized $9,682 and $196,019, respectively, of share-based payment related to its RSUs (three and six months ended July 31, 2019 - $nil and $nil, respectively).

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s performance stock units (“PSUs”):

Number of RSUs

Balance, January 31, 2019	–
Granted	75,000

Balance, January 31, 2020	75,000
Expired	(25,000)

Balance, July 31, 2020	50,000

PSUs vest as follows:  25,000 PSUs vest on November 14, 2019, 25,000 PSUs vest upon financing greater than $2,500,000 obtained before July 30, 2020 (non-market performance condition) (not met) and 25,000 PSUs vest on March 31, 2021.

PSUs are settled by delivery of a notice of settlement by the PSU holder.  At July 31, 2020, 25,000 PSUs were vested (January 31, 2020– 25,000).  During the three and six months ended July 31, 2020, the Company recognized a reversal of share-based compensation related to its PSUs of $13,696 and $6,359, respectively (three and six months ended July 31, 2019 - $nil and $nil, respectively), due to the PSU holder not meeting the non-market performance condition.

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

15.	Long-term Incentive Plans (continued)

(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2019	1,369,183	4.60	3.26
Granted	807,500	3.19	4.38
Forfeited/cancelled	(704,183)	(5.01)	–

Outstanding, January 31, 2020	1,472,500	3.82	3.08
Granted (Note 17(a))	290,000	1.92	4.77
Forfeited/cancelled (Note 17(a))	(255,000)	(3.03)	–

Outstanding, July 31, 2020	1,507,500	3.59	2.75

Additional information regarding share purchase options as of July 31, 2020, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

200,000	200,000	1.37	December 14, 2020
250,000	250,000	9.65	February 22, 2021
200,000	200,000	1.33	December 14, 2021
5,000	5,000	4.98	November 14, 2022
260,000	260,000	4.00	June 11, 2024
75,000	75,000	3.90	July 1, 2024
10,000	10,000	2.60	September 29, 2024
15,000	15,000	1.55	October 15, 2024
15,000	15,000	2.50	October 15, 2024
7,500	2,500	1.50	November 3, 2024
150,000	50,000	2.50	November 13, 2024
20,000	15,000	2.50	December 26, 2024
10,000	2,500	2.50	January 20, 2023
210,000	-	1.80	May 5, 2025
50,000	-	2.40	May 10, 2025
10,000	-	2.25	May 11, 2025
20,000	-	1.80	May 21, 2025
1,507,500	1,100,000

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

15.	Long-term Incentive Plans (continued)

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: June 12, 2019 to May 22, 2020

•	Risk free interest rate: 0.37% to 1.46%

•	Volatility: 93% to 210%

•	Market price of common shares on grant date: $1.10 to $4.00

•	Expected dividends: Nil%

•	Expected life: Three (3) to five (5) years

•	Exercise price: $1.50 to $4.00

Fair values of the options at each measurement date ranged between $0.40 to $3.20.  For the three and six months ended July 31, 2020, share-based payments related to share purchase options totaling $135,635 and $151,048, respectively, have been recorded in the Company’s condensed consolidated interim statements of comprehensive loss (three and six months ended July 31, 2019 - $561,471 and $567,367, respectively).  $556,222 of share-based payment expense have yet to be recognized and will be recognized in future periods.

16.	Supplemental Cash Flow Disclosures

	July 31, 2020 $	July 31, 2019 $
Supplemental disclosures:
Interest paid	285,017	149,753
Income tax paid	–	–
Non-cash investing and financing activities:
Common shares issued/issuable for services	107,467	1,884,129
Common shares issued for settlement of accounts payable	–	338,065
Common shares issued for loan origination fees	–	20,000
Common shares issued for conversion of debentures	–	261,821
Common shares issued for finder’s fees	–	127,000
Warrants issued for finder’s fee	61,376	19,804

17.	Related Party Transactions

(a)	Key Management Compensation

During the three and six months ended July 31, 2020, compensation of key management and directors, including former key management and directors, of the Company totaled $154,354 and $509,245 (three and six months ended July 31, 2019 - $345,518 and $711,986, respectively), and consisted of salaries, consulting fees, directors’ fees and share-based payments.  During the six months ended July 31, 2020, 200,000 stock options for a former officer was forfeited and 160,000 stock options were granted to directors and officers.  Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

17.	Related Party Transactions (continued)

As at July 31, 2020, the Company owed $1,244 to key management and directors (January 31, 2020 - $16,647).

(b)	Other Related Party Transactions

In May 2020, the Company entered into a Licensing Agreement with Altum and subsequently signed an amalgamation agreement with Altum pursuant to which Altum will be amalgamated with 12167573 Canada Ltd (completed on August 31, 2020) (Notes 5 and 24(c)).

In May and July 2020, the Company issued promissory notes of US$200,000 and $1,000,000, respectively, to Altum (Note 8).

18.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena JV.  Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner.  The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV.

As of July 31, 2020, the Company has not made any investment related to Pivot-Cartagena JV. During the three and six months ended July 31, 2020 and 2019, there were no balances or transactions related to Pivot-Cartagena JV.

19.	Commitments and Contingencies

(a)	In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to non-brokered private placements totaling $15 million completed in May 2019. In July 2020, the Company settled this claim for $120,000.For the six months ended July 31, 2020, the Company recorded a settlement of legal claim of $120,000 within the condensed consolidated interim statements of comprehensive loss.

(b)	In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares.The Company believes the claim is unfounded and intends to vigorously defend these claims.The Company has not accrued any amounts as of July 31, 2020 as management is not able to assess the likelihood of payment.

(c)	In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street (Note 12) and damages of approximately $395,000. The Company and BioV have, without prejudice or admission, settled the provisional injunction portion of the application while reserving their respective rights on interlocutory injunction and on the merits of the application.The Company has not accrued this amount as of July 31, 2020 as management is not able to assess the likelihood of payment.

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

20.	Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals, within three geographical areas, Canada, U.S and the E.U.

	Canada $	U.S. $	E.U. $	Total $

Six months ended July 31, 2020
Revenue	–	–	–	–
Net income (loss)	(2,416,118)	1,169,611	(249,502)	(1,496,009)

Six months ended July 31, 2019
Revenue	–	–	–	–
Net loss	(5,386,300)	(939,020)	–	(6,325,320)

Three months ended July 31, 2020
Revenue	–	–	–	–
Net income (loss)	(1,308,670)	(185,981)	(66,654)	(1,561,305)

Three months ended July 31, 2019
Revenue	–	–	–	–
Net loss	(3,960,253)	(419,521)	–	(4,379,774)

As at July 31, 2020
Total assets	6,378,332	127,267	138,775	6,644,374
Total liabilities	4,245,181	39,684	–	4,284,865

As at January 31, 2020
Total assets	8,068,874	68,875	113,030	8,250,779
Total liabilities	4,130,536	1,451,065	12,617	5,594,218

21.	Fair Value Measurements

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy.  The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,

•	Level 3: unobservable inputs for the assets or liabilities.

The Company does not have any financial instruments measured using Level 3 inputs.  The carrying amounts of cash, accounts receivable, promissory notes receivable, accounts payable and accrued liabilities and due to related parties are considered to be a reasonable approximation of fair value because of the short-term maturity of these instruments.

25

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

22.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks, including credit risk, interest rate risk, liquidity risk and currency risk.

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held through reputable financial institutions in Canada, U.S. and Liechtenstein.  The Company’s amounts receivable consists of receivables from its sub-lease of 285 Kesmark Street (Note 12). The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk.  As at July 31, 2020, this amounted to $1,363,682 (January 31, 2020 - $3,303,002).

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure (Note 23).  Accounts payable and accrued liabilities, due to related parties and the current portion of lease liabilities are due within the current operating period.

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities.  A 5% change in exchange rates will decrease the Company’s loss by approximately $16,650.  The Company does not invest in derivatives to mitigate these risks.

23.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the dedevelopment and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals, and to maintain a flexible capital structure.  The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, the Company may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

26

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

24.	Events After the Reporting Date

(a)	In August 2020, the Company issued 358,232 units pursuant to a private placement for gross proceeds of $680,641. Each unit consists of one common share and one half of one share purchase warrant, each whole warrant entitling the holder to purchase a common share at $2.30 per share for a period of two years.Pursuant to the private placement, the Company paid an agents’ fee of $42,000 and issued 22,105 agent share purchase warrants entitling the holder to purchase a common share at $2.30 per share for a period of two years.

(b)	In August 2020, the Company issued 258,333 common shares to an officer of the Company and a director of a wholly-owned subsidiary for vested RSUs (Note 15(a)).

(c)	On August 31, 2020, the Company completed the Amalgamation (Note 5) between the Company, Altum and 12167573 Canada Ltd., a wholly-owned subsidiary of the Company, whereby Altum and 12167573 Canada Ltd. were amalgamated pursuant to the Canadian Business Corporations Act and Altum became a wholly-owned subsidiary of the Company. Pursuant to the Amalgamation, the Company issued 18,217,239 common shares to Altum shareholders, granted 856,880 stock options, with exercise prices ranging between $0.03 and US$2.47 and expiry dates between September 7, 2020 and February 28, 2023, and granted 252,595 share purchase warrants with exercise price of US$1.44 and expiring on August 6, 2022.

(d)	In September 2020, a judgement for a safeguard order was rendered against the Company in the Superior Court of Quebec by Olymbec Development Inc. (“Olymbec”) ordering the Company to pay the sum of $45,293, inclusive of GST and QST and representing monthly lease payment on the lease of 285-295 Kesmark Street (Note 12) from September 1, 2020 (September 2020 - paid), and to pay $67,939, representing 50% of the arrears lease due to Olymbec (paid).

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